Letter Agreement

To:

Meyers Capital Investments Trust

2695 Sandover Road

Columbus, Ohio  43220

Dear Board Members:

You have engaged us to act as the investment adviser to the Meyers Capital Aggressive Growth Fund (the “Fund”) pursuant to an Investment Advisory Agreement dated as of July 10, 2008.

Effective December 31, 2010, hereby contractually agree to waive any positive adjustment to the variable advisory fee to which the Adviser may be entitled and waive management fees, but only to the extent necessary to maintain the Fund’s total annual operating expenses at 1.90% of the Fund’s average daily net assets for that period through October 1, 2010.

Very truly yours, MEYERS CAPITAL MANAGEMENT GROUP, LLC By: /S/ Frank B. Meyers Frank B. Meyers, President/ Managing Member

Acceptance

The foregoing Agreement is hereby accepted.

MEYERS CAPITAL INVESTMENTS TRUST By: /S/ Frank B. Meyers Frank B. Meyers, President